Exhibit 99.1

News Release

THERATECHNOLOGIES REPORTS FINANCIAL RESULTS

AND BUSINESS UPDATES FOR THE FOURTH QUARTER AND FULL YEAR FISCAL 2022

• Q4 2022 consolidated revenue growth of 14.2% to $21.4 million

• FY2022 revenue totaled $80.1 million or growth of ~15%, in line with guidance

• FY2023 operating plan to focus on achieving positive Adjusted EBITDA1 by year end based on commercial business growth and tighter budget controls

• FY2023 revenue guidance range set between $90 million and $95 million

Montreal, Canada – February 28, 2023 – Theratechnologies Inc. (“Theratechnologies” or the “Company”) (TSX: TH) (NASDAQ: THTX), a biopharmaceutical company focused on the development and commercialization of innovative therapies, today reported business highlights and financial results for the fourth quarter and full year ended November 30, 2022. All figures are in U.S. dollars unless otherwise stated.

“We are pleased to report a strong finish to the fiscal year, resulting in double-digit sales growth and the successful advancement of our commercial brands. 2022 was a year of progress that we believe has set us on course for a successful new fiscal year,” stated Paul Lévesque, President and Chief Executive Officer. “As outlined in my letter to shareholders at the start of the new year, we will continue to fully lean into the growing commercial business supported by favorable tailwinds and considerable headroom to grow. We are leveraging our new field force capabilities to expand awareness and utilization of EGRIFTA SV® and Trogarzo® with specialty prescribers and patients across the continuum of care in HIV and lipodystrophy.

“We are also actively working towards the identification of potential in-licensing, co-promotion, or immediately accretive product acquisitions in order to accelerate this journey towards positive Adjusted EBITDA1. For TH1902, in conjunction with the Scientific Advisory Committee, we are evaluating the necessary changes needed to increase the probability of success in the clinic through stage-gated investment. Additionally, recently released NASH industry data is placing a spotlight on partnering opportunities for our Phase 2b/3 NASH asset, and we remain optimistic about partnership prospects in 2023,” concluded Paul Lévesque, President and Chief Executive Officer.

Revenue Summary for Fourth Quarter and Full Year Fiscal 2022

(in thousands of U.S. dollars)

	Three months ended November 30		% change	Year-ended November 30		% change
	2022	2021		2022	2021
EGRIFTA®, EGRIFTA SV® net sales	14,458	12,753	13.4%	50,454	43,009	17.3%
Trogarzo® net sales	6,963	6,001	16.0%	29,603	26,814	10.4%
Revenue	21,421	18,754	14.2%	80,057	69,823	14.7%

[1]	This is a non-IFRS measure. See “Non-IFRS information”

“The sustained growth of our revenues truly sets us apart as a superior and unique life sciences company amongst our peers. As we maintain a tight control on expenses, it will be our strategic imperative to become Adjusted EBITDA positive in order to deliver strong shareholder returns,” said Philippe Dubuc, Senior Vice-President and Chief Financial Officer.

“We have been fortunate to have a strategic partner in Marathon Asset Management and believe that the recently announced amendments to the terms of the Marathon Credit Facility should provide us access to funds that will be important for our activities in fiscal year 2023, and beyond,” concluded Mr. Dubuc.

Subsequent to the end of the fiscal year 2022, the Company and Marathon Asset Management agreed to amend the terms of the Loan Facility (as described below) by removing the condition related to the submission to the FDA of its human factors validation study (“HFS”) related to EGRIFTA SV® in order to access the US$20 million second tranche and by allowing the inclusion of a going concern note in the auditor’s report to shareholders for the fiscal year ended November 30, 2022 without creating an event of default. The amendment was entered into in consideration of the issuance of an aggregate of five million common share purchase warrants to affiliates of Marathon Asset Management.

ANNUAL HIGHLIGHTS AND PROGRAM UPDATES

2022 Year in Review

•

Voluntary Pause of Phase 1 Clinical Trial Studying TH1902. On December 1, 2022, we announced our decision to voluntarily pause the enrollment of patients in our Phase 1 clinical trial studying TH1902 and to revisit the study design of this clinical trial.

•

FDA Approval of 30-Second Intravenous Push Method of Administration of Trogarzo®. On October 3, 2022, we announced that the FDA approved the 30-Second Intravenous Push Method of Administration of Trogarzo®.

•	Closing of Funding of $40 million Under Credit Agreement. On July 27, 2022, we announced that we received $40 million under the Loan Facility.

•

Conclusion of Non-Dilutive Term Loan of Up to $100 million. On July 13, 2022, we announced that we had entered into a binding commitment with affiliated funds of Marathon Asset Management providing for a non-dilutive term loan of up to $100 million Loan Facility. On February 27, 2023, we entered into a first amendment to the Loan Facility.

•	Strategic Hire Supporting Investor Relations. On May 31, 2022, we announced the hiring of a new Head of Investor Relations.

•

Initiation of Basket Trial in Phase 1 Clinical Trial Studying TH1902. On May 10, 2022, we announced the initiation of the recruitment of patients in the basket portion of the first-in-human study of TH1902. The dose of TH1902 was then established at 300 mg/m2.

•

Return of European Commercialization Rights of Trogarzo® to TaiMed. On April 27, 2022, we announced that we notified TaiMed of our decision to return the European commercialization rights to Trogarzo® to TaiMed within the next 180 days pursuant to the terms of the TaiMed Agreement.

•

Launch of an Internal Sales Force. On February 15, 2022, we announced the launch of our own field force through the hiring of key account managers joining from our long-term contract sales organization. We also announced the hiring of medical science liaison and community liaison personnel as part of the internalization of commercial and medical dedicated personnel.

Program Updates in Review

EGRIFTA SV®

In HIV-associated lipodystrophy, we are on track to complete the HFS for EGRIFTA SV® in the first half of 2023, and we are diligently completing the work associated to the supplemental biologic license application (“sBLA”) filing for the F8 formulation of Tesamorelin with the United States Food and Drug Administration (“FDA”).

We are also confident in successfully addressing the shortage of bacteriostatic water for injection (“BWFI”) by placing the sourcing of this drug component under our own control via the services of a third-party manufacturer, thereby securing a secondary source of supply for this important component to the F8 formulation. The further development of Tesamorelin allows Theratechnologies to maintain its positioning as one of the few options for drug developers to immediately partner with a company in order to launch a Phase 2b/3 NASH clinical trial.

Trogarzo® Lifecycle Management

During 2022, we made progress towards improving Trogarzo®’s method of administration and now have FDA approval for Trogarzo®’s 30-Second Intravenous (“IV”) Push administration, simplifying the method of administration for heavily treatment-experienced populations. We are also working closely with our partner, TaiMed Biologics, in completing the development of an intra-muscular method of administration for Trogarzo®, and subsequent filing of a new supplemental sBLA with the FDA. These projects will serve to ensure lifecycle management of Trogarzo® for years to come.

TH1902 Development Pathway

Subsequent to the end of the quarter and FY2022, the Company announced on December 1, 2022, that it had decided to pause the enrollment of patients in its Phase 1 clinical trial of TH1902, the Company’s lead investigational peptide drug conjugate (“PDC”) for the treatment of sortilin-expressing cancers.

Theratechnologies voluntarily made the decision to pause enrollment and revisit the study design after consulting with its investigators. Efficacy results observed thus far were not convincing enough to pursue enrolling patients and did not outweigh the adverse events seen in some patients. As previously reported, these adverse events consist mainly of neuropathy and eye toxicity.

Following the voluntary pause, the Company formed a Scientific Advisory Committee (“SAC”) to help determine the best developmental path forward for TH1902. In addition to the study’s principal investigator, the SAC includes several medical oncologists from across the U.S., who are leading experts in the end-to-end lifecycle of oncology drug development:

•	Erika Hamilton, MD, director of Breast Cancer and Gynecologic Cancer Research for Sarah Cannon Research Institute at Tennessee Oncology;

•	Daniel Petrylak, MD, professor of medicine in Medical Oncology and Urology and chief, Genitourinary Oncology at Yale School of Medicine; and

•	Anthony Tolcher, MD, medical oncologist at Texas Oncology-San Antonio Medical Center.

The Company will continue to seek advice and input from Mace Rothenberg, MD, who is currently a scientific advisor to Theratechnologies.

Since announcing our decision to pause enrollment in the basket trial, we have had discussions with the FDA, and the agency has indicated that it agreed with our voluntary pause. Further to our discussions with the FDA, we received a letter indicating that our Phase 1 clinical trial was placed on a partial clinical hold subject to our responses to a list of questions.

Theratechnologies is currently analyzing data and preparing responses to questions received from the FDA. This work is well underway and will be considered by the SAC as part of their meeting, which is scheduled for the latter half of March when the analyses are expected to be ready. Once expert advice is considered, the Company intends to promptly amend the protocol and re-submit to the FDA.

The FDA had earlier indicated that their review of the protocol amendment would be completed within thirty days of submission.

Consistent with the Company’s 2023 objective of generating positive Adjusted EBITDA by fiscal year-end, any new investments in TH1902 will be stage-gated. Once the Phase 1 clinical trial has resumed, Theratechnologies will also evaluate potential partnerships for TH1902.

NASH

Our NASH program is still on pause pending availability of BWFI for the F8 formulation and finding a partner with resources and capabilities. We continue to have discussions with potential NASH partners and are encouraged to see renewed NASH interest with recent industry announcements.

2023 Revenue Guidance and Business Objectives

Our anticipated FY2023 revenue guidance range is set between $90 million and $95 million, or growth of the commercial portfolio in the range of 13% and 19%, as compared to the 2022 fiscal year results.

Our business objectives in 2023 is focused on: increasing sales of EGRIFTA SV® and Trogarzo® in the United States and on managing our expenses to achieve a positive Adjusted EBITDA by year-end; continuing pursuing potential product acquisition, in-licensing transactions, copromotion, or other similar opportunities to grow our revenues; filing sBLAs in the United States for both the intramuscular method of administration of Trogarzo® and the F8 Formulation; resubmitting a CBE supplement with the FDA in relation to the HFS for EGRIFTA SV®; filing an amended protocol with the FDA to resume our Phase 1 clinical trial studying TH1902 in various types of cancer; seeking potential partners for our Phase 2b/3 in NASH using tesamorelin and for TH1902 once our Phase 1 clinical trial has resumed, and, managing our financial position to ensure we can successfully execute on our 2023 business objectives.

Fourth-Quarter and Fiscal 2022 Revenue Highlights

(in 000s of US$)

	Three-month periods ended November 30,		% change	Years ended November 30,		% change
	2022	2021		2022	2021
EGRIFTA®, EGRIFTA SV® net sales	14,458	12,753	13.4%	50,454	43,009	17.3%
Trogarzo® net sales	6,963	6,001	16.0%	29,603	26,814	10.4%

Revenue	$21,421	$18,754	14.2%	$80,057	$69,823	14.7%

Full Year Fiscal 2022 and Q4 Financial Results

The financial results presented in this press release are taken from the Company’s Management’s Discussion and Analysis (“MD&A”) and audited consolidated financial statements (“Audited Financial Statements”) for the twelve-month period ended November 30, 2022 (“Fiscal 2022”) which have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The MD&A and Audited Financial Statements can be found at www.sedar.com , on EDGAR at www.sec.gov and at www.theratech.com. Unless specified otherwise, all amounts in this press release are in U.S. dollars and all capitalized terms have the meaning ascribed thereto in our MD&A.

Fourth-Quarter Fiscal 2022 Financial Results

Revenue

Consolidated revenue for the three months ended November 30, 2022, amounted to $21,421,000 compared to $18,754,000 for the same period last year, representing an increase of 14.2%.

For the fourth quarter of Fiscal 2022, sales of EGRIFTA SV® reached $14,458,000 compared to $12,753,000 in the fourth quarter of the prior year, representing an increase of 13.4%. Strong sales of EGRIFTA SV® were mostly the result increased unit sales and a higher net selling price.

In the fourth quarter of Fiscal 2022, Trogarzo® sales amounted to $6,963,000 compared to $6,001,000 for the same quarter of 2021, representing an increase of 16.0%. During the fourth quarter of Fiscal 2021, Trogarzo® net sales were impacted by a provision related to greater than anticipated clawbacks on units sold in France prior to finalization of reimbursement terms, pursuant to temporary use authorizations (“ATU” and “AAP”). Trogarzo sales in the fourth quarter of 2022 were up marginally in the United States and were affected by lower inventory levels at our distributor at the close of the quarter and slightly higher rebates to government payers.

Cost of Sales

For the three-month period ended November 30, 2022, cost of sales was $5,909,000 compared to $6,411,000 in the comparable period of Fiscal 2021. Cost of goods sold increased to $5,909,000 compared to $5,191,000 for the same period last year. Cost of goods sold for the fourth quarter of 2022 includes a provision of $1,477,000 related to the write down of F8 formulation of tesamorelin for pre-commercial material which could expire prior to the launch of the F8, if approved.

In the fourth quarter of 2021, cost of sales included an amortization charge of $1,220,000 in connection with the settlement of the future royalty obligation which has been accounted as “Other asset” on the consolidated statement of the financial position. The Other asset was fully amortized during the first half of Fiscal 2022, and thus this charge was Nil in the fourth quarter of Fiscal 2022.

R&D Expenses

R&D expenses in the three-month period ended November 30, 2022, amounted to $9,455,000 compared to $8,678,000 in the comparable period of Fiscal 2021. The increase during the fourth quarter of Fiscal 2022 was largely due to the development of our oncology platform, including the Phase 1 trial for TH1902, the Human Factor Study for EGRIFTA SV®, as well as the development of the Intramuscular method of administration of Trogarzo®.

Selling Expenses

Selling expenses in the three-month period ended November 30, 2022, amounted to $7,809,000 compared to $8,193,000 in the comparable period of Fiscal 2021.

The decrease in selling expenses is largely associated to the decision to exit the European market in 2022 and is offset by higher spending in the United States.

General and Administrative Expenses

General and administrative expenses in the fourth quarter of Fiscal 2022 amounted to $3,956,000, compared to $3,537,000 reported in the same period of Fiscal 2021. The increased is due to an overall increase in activity to reflect the growth of our business in North America related to the on boarding of our field force during 2022.

Net Finance Costs

Net finance costs for the three-month period ended November 30, 2022, were $2,078,000 compared to $1,817,000 in the same period last year. The increase in net finance cost is due to the higher interest on the company’s outstanding long-term debt due to the new Loan Facility in Q3 of fiscal 2022. The increase was offset by higher interest income and a lower net foreign currency loss.

Net loss

Taking into account the revenue and expense variations described above, we recorded a net loss of $7,929,000, or $0.09 per share, in the fourth quarter of Fiscal 2022 compared to a net loss of $9,901,000, or $0.10 per share, in the fourth quarter of Fiscal 2021.

Fiscal Year 2022 Financial Results

Revenue

Consolidated revenue for Fiscal 2022 was $80,057,000 compared to $69,823,000 for the same period last year, representing an increase of 14.7%.

For Fiscal 2022, sales of EGRIFTA SV® reached $50,454,000 compared to $43,009,000 for the same period last year representing growth of 17.3%. Strong sales of EGRIFTA SV® were mostly the result a higher number of units sold compared to the previous year, as well as higher net selling price. In addition, COVID-19 had a lesser impact on new prescriptions in Fiscal 2022 compared to Fiscal 2021.

In Fiscal 2022, Trogarzo® sales were $29,603,000 compared to $26,814,000 last year, an increase of 10.4%. Higher sales were a result of higher unit sales and a higher net selling price in the United States but were offset by slightly lower revenue in Europe. During Fiscal 2021, Trogarzo® net sales in Europe were impacted by a provision taken in the fourth quarter related to greater than anticipated clawbacks on units sold in France prior to finalization of reimbursement terms, pursuant to temporary use authorizations (“ATU” and “AAP”).

Cost of Sales

For Fiscal 2022, cost of sales was $26,279,000 compared to $23,260,000 in the comparable period of Fiscal 2021. Cost of sales included cost of goods sold that amounted to $23,838,000 in Fiscal 2022 compared to $18,378,000 in Fiscal 2021. The increase in cost of goods sold was mainly due to (1) higher product sales, (2), to a charge arising from the non-production of scheduled batches of EGRIFTA SV® that were cancelled due to the planned transition to the F8 formulation of tesamorelin in the amount of $1,788,000, and (3) a provision of $1,477,000 related to the write down of F8 formulation of tesamorelin for pre-commercial material which could expire prior to the launch of the F8, if approved. Cost of goods sold for 2022 also includes other write downs totalling $660,000 (See Note 9 of the Audited Financial Statements).

In Fiscal 2021, cost of sales included an amortization charge of $4,882,000 in connection with the settlement of the future royalty obligation which has been accounted as “Other asset” on the consolidated statement of the financial position. The Other asset was fully amortized during the first half of Fiscal 2022, and thus this charge was lower in Fiscal 2022, in the amount of $2,441,000.

R&D Expenses

R&D expenses were $36,939,000 for Fiscal 2022 compared to $28,274,000 for Fiscal 2021. The increase in R&D expenses was largely due to the development of our oncology platform, including the Phase 1 study, the Intramuscular method of administration clinical trial clinical trial, spending on the development of the multi-dose pen injector for the F8 formulation, spending on the Human factors study for EGRIFTA SV®. Fiscal 2022 spending also includes costs associated to the VAMOS and Promise studies in the United States, as well as increased salaries related to the higher level of activity. These costs were offset by lower spending on the preparation of the NASH clinical trial and a decrease level of activity in Europe.

Selling Expenses

Selling expenses for Fiscal 2022 were $39,391,000 compared to $28,909,000 for the same period in Fiscal 2021. The increase is mainly due to the addition of personnel and an increase in promotional activities related to our commercial products in the United States and was offset by lower levels of activity in Europe. The increase is also related to the accelerated amortization of the Trogarzo® commercialization rights for the European territory in the amount of $6,356,000 following our decision to cease commercialization activities in that territory in Q2 2022.

General and Administrative Expenses

General and administrative expenses for Fiscal 2022 were $17,356,000 compared to $14,616,000 for the same period in Fiscal 2021. The increase in general and administrative expenses was mainly associated with an overall increase in business activities following the on boarding of our field force in the United States, as well as higher share-based compensation expense.

Net Finance Costs

Net finance costs for Fiscal 2022 were $6,886,000 compared to $6,426,000 in Fiscal 2021. The increase in net finance costs in 2022 versus the comparable period in 2021 was mostly due to higher interest expense on the Company’s Loan Facility in Q3 of Fiscal 2022 and convertible notes and were offset by higher interest income and a gain on the repurchase of convertible notes in July 2022.

Net loss

Taking into account the revenue and expense variations described above, we recorded a net loss of $47,237,000, or $0.50 per share, in Fiscal 2022 compared to $31,725,000, or $0.34 per share, in Fiscal 2021.

Financial Position, Liquidity and Capital Resources

Going Concern Uncertainty

As part of the preparation of the financial statements, management is responsible for identifying any event or situation that may cast doubt on the Company’s ability to continue as a going concern. Substantial doubt regarding the Company’s ability to continue as a going concern exists if events or conditions, considered collectively, indicate that the Company may be unable to honor its obligations as they fall due during a period of at least, but not limited to, 12 months from November 30, 2022. If the Company concludes that events or conditions cast substantial doubt on its ability to continue as a going concern, it must assess whether the plans developed to mitigate these events or conditions will remove any possible substantial doubt.

For the year ended November 30, 2022, the Company incurred a net loss of $47,237,000 (2021 – $31,725,000) and had negative operating cash flows of $14,692,000 (2021— $17,501,000). The Company’s total current liabilities exceeded total current assets at November 30, 2022. The Company’s outstanding $27,500,000 convertible unsecured senior notes mature in June 2023 (refer to Note 19 to the Audited Financial Statements) requiring the Company to use its cash balance and draw the Tranche 2 Loan (as defined in Note 18 to the Audited Financial Statements) of its term loan facility available (the “Loan Facility”) to repay the principal and the interest thereon. The Loan Facility is available in four tranches and contains various covenants, including minimum liquidity covenants whereby the Company needs to maintain significant cash, cash equivalent and eligible short-term investments balances in specified accounts, which restricts the management of the Company’s liquidity (refer to notes 18 and 24 to the Audited Financial Statements). There are also operational milestones and required revenue targets in order for the Company to comply with the conditions of the Loan Facility or to be able to borrow money forming part of the various tranches.

The Company’s ability to continue as a going concern for period of at least, but not limited to, 12 months from November 30, 2022 involves significant judgement and is dependent on its ability to increase revenues and manage expenses to generate sufficient positive cash flows from operations and/or find alternative source of funding to respect all the various covenants of its Loan Facility, including obtaining the approval from the FDA for its F8 formulation of tesamorelin on or before March 31, 2024, and/or to obtain the continued support of its lender. On February 27, 2023, the lender removed the condition related to the submission to the FDA of the results from the human factors validation study by no later than June 30, 2023, in order to access the Tranche 2 Loan under the Loan Facility (refer to Note 30 to the Audited Financial Statements). Management believes its plans will comply with all of the other various covenants of the Loan Facility to draw the Tranche 2 Loan, repay all the convertible unsecured senior notes due June 30, 2023 and to comply with the covenants for the foreseeable future. However, there can be no assurance that management’s plans will be realized since some elements of these plans are outside of management’s control and cannot be predicted at this time. Should management’s plans not materialize, the Company may be forced to reduce or delay expenditures and capital additions, seek additional financing through the issuance of equity or obtain from the lender waivers of these covenants, if available. Raising additional equity capital is subject to market conditions. As a result, there is material uncertainty related to events or conditions that cast substantial doubt about the Company’s ability to continue as a going concern.

Furthermore, the Loan Facility includes a covenant prohibiting having a going concern explanatory paragraph in the annual report of the independent registered public accounting firm but the lender has agreed to amend the Loan Facility to exclude the fiscal year ended November 30, 2022. There is no assurance that the lender will agree to amend or to waive potential future covenant breaches, if any. As the amendment occurred subsequent to the Company’s fiscal year end, the term loan has been classified as a current liability pursuant to IFRS requirements.

These consolidated financial statements have been prepared assuming the Company will continue as a going concern, which assumes the Company will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. These consolidated financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported expenses that might result from the outcome of this uncertainty and that may be necessary if the going concern basis was not appropriate for these consolidated financial statements. If the Company was unable to continue as a going concern, material impairment of the carrying values of the Company’s assets, including intangible assets, could be required.

Analysis of cash flows

As at November 30, 2022, cash, bonds and money market funds amounted to $33,070,000 compared to $40,354,000 at November 30, 2021. Available cash is invested in highly liquid fixed income instruments including governmental, municipal and paragovernmental organizations, high-grade corporate bonds and money market funds.

The Company voluntarily changed its accounting policy in Fiscal 2022 to classify interest paid and received as part of operating activities, which were previously classified as cash flow from financing activities and interest received as cash flows from investing activities. The Fiscal 2021 amounts presented herein have been recasted to reflect the change in policy.

For Fiscal 2022, cash flow used in operating activities was $14,692,000 compared to $17,501,000 in Fiscal 2021. Changes in operating assets and liabilities for Fiscal 2022 had a positive impact on cash flow of $13,017,000. These changes included a decrease of $8,991,000 in inventories, a decrease in prepaid expenses and deposits of $3,058,000, and an increase in provisions of $3,627,000 and these were offset by an increase in trade and other receivables of $1,669,000, and a decrease in accounts payable and accrued liabilities of $1,131,000. The decrease in inventories is mainly due to a planned reduction of Trogarzo inventory levels.

During Fiscal 2022, the Company realized net proceeds from the issuance of a long-term loan of $37,715,000. We also received net proceeds for the issuance of common stock to an institutional investor in the amount of $2,871,000 under its ATM program. Significant uses of cash for financing activities included the purchase of convertible notes for $28,819,000 (including costs related to the purchase), and $1,527,000 in deferred financing costs related to the establishment of the Loan Facility.

On January 19, 2021, the Company completed a public offering for the sale and issuance of 16,727,900 units of the Company for a gross cash consideration of $46,002,000 including the full exercise of the over-allotment option. Share issue costs of $3,394,000 resulted in net proceeds of $42,608,000.

Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant of the Company (each whole warrant, a “Warrant”). Each Warrant entitles the holder to purchase one common share of the Company at an exercise price of $3.18 until January 19, 2024.

During Fiscal 2022, cash used in investing activities included $985,000 for the acquisition of research equipment.

Conference Call Details

The conference call will be held at 8:30 a.m. (ET) on February 28, 2023 to discuss the results and recent business updates. The call will be hosted by Paul Lévesque, President and Chief Executive Officer. Joining Mr. Lévesque on the call will be other members of the management team, including Chief Financial Officer Philippe Dubuc and Chief Medical Officer Christian Marsolais, and Chief Commercial Officer John Leasure, who will be available to answer questions from participants following prepared remarks.

Participants are encouraged to join the call at least ten minutes in advance to secure access.

Conference call dial-in and replay information is below:

CONFERENCE CALL INFORMATION
Conference Call Date:	February 28, 2023
Conference Call Time:	8:30 AM ET
North America Dial-in:	1- 877-513-4119
International Dial-in:	1- 412-902-6615
Access Code:	2102918

CONFERENCE CALL REPLAY
North America Dial-in:	1- 877-344-7529
International Dial-in:	1- 412-317-0088
Replay Access Code:	3648244
Replay End Date	March 07 2023

The live conference call will be accessible via webcast at:

https://edge.media-server.com/mmc/p/urf63wqf

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov

NON-IFRS AND NON-US GAAP MEASURES

The information presented in this press release includes measures that are not determined in accordance with International Financial Reporting Standards (“IFRS”) or U.S. generally accepted accounting principles (“U.S. GAAP”), including the financial measure “Adjusted EBITDA” that is used by the Company as an indicator of financial performance. “Adjusted EBITDA” is obtained by adding to net profit or loss, finance income and costs, depreciation and amortization, income taxes, share-based compensation from stock options, and certain write-downs (or related reversals) of inventories. “Adjusted EBITDA” excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions rather than the results of day-to-day operations. The Company believes that this measure can be useful indicators of its operational performance and financial condition from one period to another. The Corporation uses this non-IFRS measure to make financial, strategic and operating decisions.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, “Forward-Looking Statements”), within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify Forward-Looking Statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The Forward-Looking Statements contained in this press release include, but are not limited to, statements regarding our 2023 fiscal year revenue guidance, our 2023 objectives and strategies, access to the second tranche of US$20 million under the Credit Facility, the filing of a sBLA for the F8 formulation of tesamorelin, the finding of a partner for our Phase 2b/3 clinical trial in NASH, the filing and the approval of an amended protocol with the FDA to resume the Phase 1 clinical trial using TH1902, and the addition of commercial assets through acquisition, in-licensing or copromotion opportunities as part of our commercial infrastructure in the United States. Although the Forward-Looking Statements contained in this press release are based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on these statements since actual results may vary from the Forward-Looking Statements. Certain assumptions made in preparing the Forward-Looking Statements include that (i) sales of our products will continue to grow in 2023 and beyond; (ii) we will control expenses as planned and no unforeseen events will occur which would have the effect of increasing our expenses in 2023 and beyond; (iii) we will timely file a sBLA for the F8 formulation of tesamorelin; (iv) we will be successful in finding a partner for the conduct of a Phase 2b/3 clinical trial in NASH using tesamorelin and for the further development of TH1902 once the Phase 1 clinical trial will have resumed; (v) we will successfully find a path forward for the development of TH1902 and the FDA will approve an amended protocol related to the conduct of a Phase 1 clinical trial using TH1902; (vi) we will be successful in identifying and entering into a transaction to add one or more commercial assets as part of our commercial infrastructure in the United States; (vii) we will have access to the second tranche of US$20 million under the Credit Facility and will be in compliance with the terms and conditions of the Credit Facility; and (viii) no event will occur that would prevent us from executing the objectives set forth in this press release. Forward-Looking Statements assumptions are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such Forward-Looking Statements. These risks and uncertainties include, but are not limited to, a decrease or stagnation in sales of our products in 2023 and beyond, product recalls or change in the regulation that would adversely impact the sale of our products, the occurrence of events which would lead us to spend more cash than anticipated, the effect of which could result in a negative Adjusted EBITDA position by the fiscal year-end and beyond, defaults under the Credit Facility triggering an increase of 300 basis points on the loaned amount and the declaration by the lenders to declare all amounts owed under the Credit Facility as immediately due and payable, the non-approval by the FDA of our amendments to our protocol too resume our Phase 1 clinical trial using TH1902, our incapacity to identify a commercial asset or our inability to enter into a commercial agreement regarding same on terms satisfactory to us, , financial difficulties in meeting our contractual obligations or default under contractual covenants, and changes in our business plan. We refer current and potential investors to the “Risk Factors” section of our Annual Information Form dated February 27, 2023 available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to our report on Form 40-F dated February 28, 2023 under Theratechnologies’ public filings for additional risks related to the Company. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on Forward-Looking Statements. Forward-Looking Statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date. We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Investor inquiries:

Elif McDonald

Senior Director, Investor Relations

ir@theratech.com

1-438-315-8563

Media inquiries:

Julie Schneiderman

Senior Director, Communications & Corporate Affairs

communications@theratech.com

1-514-336-7800

[1]	Adjusted EBITDA is a Non-GAAP Financial Measure. See the “Non-IFRS Financial Measures” section of the MD&A for a description of the composition and reconciliation of this measure.